11018693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC

SEC FILE NUMBER
8- 35721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zions Direct, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main St., 17th Floor
(No. and Street)

Salt Lake City (City) Utah (State) 84133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Christensen (801)844-7776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

178 Rio Grande, Suite 400 (Address) Salt Lake City (City) Utah (State) 84101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zions Direct, Inc., as of February 23, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP/FINOP

Title

Notary Public

NOTARY PUBLIC
KIRSI P HANSEN
Commission No. 575120
Commission Expires
SEPTEMBER 24, 2012
STATE OF UTAH

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Statement of Financial Condition

Year Ended December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

Audited Statement of Financial Condition

Statement of Financial Condition 1
Notes to Statement of Financial Condition 2

Ernst & Young

Ernst & Young LLP
178 South Rio Grande Street
Suite 400
Salt Lake City, Utah 84101

Tel: 801 350 3300
Fax: 801 350 3456

Report of Independent Registered Public Accounting Firm

The Board of Directors
Zions Direct, Inc.

We have audited the accompanying statement of financial condition of Zions Direct, Inc. (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Zions Direct, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2011

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	69,846
Cash segregated and on deposit for federal and other regulations		525,446
Cash deposits with clearing organizations		3,350,467
Receivables from brokers, dealers, and others		4,303,723
Receivables from affiliate		603,711
Securities borrowed		52,777,335
Investment securities:		
Trading securities owned, pledged as collateral, at fair value		23,403,952
Available-for-sale securities at fair value		1,468,938
Fixed assets, at cost, less accumulated depreciation and amortization of $354,702		85,482
Accrued interest receivable		293,946
Deferred income tax assets		304,498
Prepaid expenses		178,253
Other assets		3,012
Total assets	$	87,368,609
Liabilities and stockholder's equity		
Payables to brokers, dealers, and others	$	1,426,581
Payables to affiliate		229,979
Securities sold, not yet purchased, at fair value		32,828,990
Borrowing from parent		33,902,118
Accrued interest payable		389,619
Employee compensation payable		313,355
Other liabilities and accrued expenses		410,835
Total liabilities		69,501,477
Stockholder's equity:		
Common stock (50,000 shares authorized, issued, and outstanding; $1 par value)		50,000
Additional paid-in capital		17,215,029
Accumulated other comprehensive income		24,500
Retained earnings		577,603
Total stockholder's equity		17,867,132
Total liabilities and stockholder's equity	$	87,368,609

See accompanying notes to Statement of Financial Condition.

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Notes to Statement of Financial Condition

December 31, 2010

1. Organization and Ownership

Zions Direct, Inc. (the "Company") is a wholly-owned subsidiary of Zions First National Bank ("ZFNB" or "Parent"). ZFNB is a wholly-owned subsidiary of Zions Bancorporation, a bank holding company with operations in several western states. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker and dealer under the Securities Exchange Act of 1934.

The Company provides comprehensive brokerage services to its client base, including soliciting and effecting transactions in fixed income products, mutual funds, equities, unit investment trusts, annuities and insurance policies, municipal securities, and various other investment products. Trades for options are effected but not solicited.

The Company operates *zionsdirect.com*, an online brokerage service. The Company also has registered representatives in its principal markets of Utah, Idaho, Nevada, Texas, Arizona, California, Colorado, and Washington. The Company may act as principal in corporate bond transactions through various electronic trading platforms.

The Company auctions certificates of deposit (CDs) online for ZFNB and its affiliates and auctions medium term notes and preferred stock for Zions Bancorporation. The Company acts as auction agent and receives a fee based on the total amount auctioned.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing most transactions through National Financial Services (the "clearing broker"). The Company converted its retail securities transactions clearing services from Pershing, LLC to National Financial Services during the second quarter. On a limited basis, the Company self-clears a small number of annuity transactions and mutual fund transactions directly with the providers. The Company does not carry customer balances or act as custodian for customer securities.

For principal securities transactions, the Company also operates a self-clearing, fixed income trading division. The Company has contracted with its Parent to provide certain systems and clearing services and support.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies as cash equivalents all highly liquid investments with no restrictions that have an original maturity date of three months or less. The Company's cash and cash equivalents are carried at cost, which approximates fair value.

Cash Deposits with Clearing Organizations

The Company has obtained membership in the National Securities Clearing Corporation ("NSCC") with respect to its securities business. The NSCC requires a cash deposit relative to the Company's clearance activity.

Securities Transactions

Securities Borrowed/Securities Loaned

Securities borrowed and loaned are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. It is the Company's policy to take possession or control of securities borrowed. The Company is required to provide securities to counterparties to collateralize lending agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis, marking all positions to market daily, and requiring additional collateral to be deposited or returned daily. There were no securities loaned at December 31, 2010.

In the normal course of business, the Company borrows securities on terms that permit it to repledge or resell the securities to others. At December 31, 2010, the majority of securities obtained on such terms have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions (continued)

Securities Owned/Securities Sold, Not Yet Purchased

Principal securities transactions and the related revenues and expenses are recorded on a trade date basis. All securities owned and securities sold, not yet purchased consist of corporate debt securities and municipal bonds stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Fair value is generally based on current market prices. If current market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Available-for-sale securities are reported at fair value and consist of municipal and mutual fund auction-rate-securities held for investment.

Securities sold, not yet purchased represent obligations to deliver specified securities at contracted prices. The Company is obligated to acquire such securities at the prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Arbitrage positions included in securities owned and securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion, or reorganization and selling or buying a security or securities to be received upon the exchange, conversion, or reorganization.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

3. Cash Segregated Under Federal Regulations

As of December 31, 2010, the Company's cash balance segregated and on deposit for federal and other regulations has been deposited in a special reserve bank account for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3(e).

4. Receivables from and Payables to Brokers, Dealers and Others

Included in the receivables from and payables to brokers, dealers, and others are amounts due on unsettled principal securities transactions and payables for clearing charges.

Also included in the receivables from brokers, dealers, and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions, net of payables for clearing charges.

5. Transactions with Customers

For transactions in which the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Based on experience, the Company expects the risk of such loss to be remote. At December 31, 2010, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by Zions Bancorporation. Generally, the Company files separate state and local income tax returns; however, where applicable, it is included in a combined state income tax return with Zions Bancorporation and certain other subsidiaries of Zions Bancorporation. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company. The Company's income tax provision is computed in accordance with a Tax Sharing Policy between Zions Bancorporation and its subsidiaries.

6. Income Taxes (continued)

As of December 31, 2010, current income taxes receivable totaled $554,547, which is included in receivables from affiliate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reflected without reduction for a valuation allowance. No valuation allowance is recorded as it is more likely than not that the assets will be realized. Deferred tax assets of $473,453 relate principally to state tax losses, deferred compensation agreements, accrued bonuses, and accrued value sharing. Deferred tax liabilities of $168,955 relate principally to depreciation of fixed assets, accrued bonuses, discount accretion on available-for-sale securities, and other comprehensive income.

7. Benefits

The Company participates in the defined benefit pension plan of Zions Bancorporation, covering certain eligible employees. Accounting Standard Codification ("ASC") Topic 715, *Compensation – Retirement Benefits*, requires an entity to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status through other comprehensive income in the years in which changes occur. The Company funds this program based on allocated amounts as determined by Zions Bancorporation; however, there was no funding requirement in the current year for this plan. The Company also participates in other trustee retirement plans covering all qualified employees who have at least one year of service.

The Company participates in Zions Bancorporation's 401(k) and employee stock ownership plan ("Payshelter") under which employees select from several investment alternatives excluding Zions Bancorporation common stock. Employees can contribute up to 80% of their earnings to the Payshelter plan which will be matched 100% by the Company for the first 3% of employee contributions and 50% for the next 2% of employee contributions. Our matching contributions are invested in Zions Bancorporation common stock.

The Payshelter plan also has a noncontributory profit sharing feature which is discretionary and may range from 0% to 6% of eligible compensation based upon Zions Bancorporation's return on average equity for the year. For the year ended December 31, 2010, the contribution percentage was 0%. Our profit sharing contribution is also invested in Zions Bancorporation common stock.

8. Share-Based Compensation

The Company participates in the Zions Bancorporation employee stock option and incentive plan. Details of the information for the share-based payments are disclosed in the consolidated financial statements of Zions Bancorporation.

9. Net Capital Requirement

As a registered broker-dealer with the SEC and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2010, the Company had net capital, as defined by the Rule, of $14,084,580, which was $13,834,580 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0954 to 1 at December 31, 2010.

10. Fair Value of Financial Instruments

The Company applies ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

To measure fair value, ASC 820 has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy, utilized by the Company, uses three levels of inputs to measure the fair value of assets and liabilities as follows:

> Level 1 – Quoted prices in active markets for identical assets or liabilities
>
> Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data
>
> Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data

10. Fair Value of Financial Instruments (continued)

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value using level 2 inputs defined under ASC 820, which includes, but is not limited to, broker-dealer price quotations. Assets, including securities owned, securities borrowing agreements, and receivables from brokers, dealers, and others are carried at fair value or contracted amounts, which approximates fair value. Similarly, liabilities, including securities sold, not yet purchased, securities lending agreements, payables to brokers, dealers, and others and payables to affiliate are carried at fair value or contracted amounts approximating fair value.

Available-for-sale (AFS) auction rate securities are carried at fair value under a level 3 cash flow modeling approach using third-party models. These AFS securities primarily relate to auction mutual funds and municipal bonds for which the interest rate was determined through an auction process. At December 31, 2010, these securities have an amortized cost basis of $1,429,262 and a carrying value of $1,468,938. These securities have expected maturities between ten and thirty-four years.

11. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities in which the counterparties primarily include broker-dealers, financial institutions, and other institutional customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to credit risk related to securities borrowed transactions has been considered in the computation of net capital.

12. Commitments and Contingent Liabilities

The Company is a defendant in lawsuits related to its participation in Merrill Lynch and Lehman Brothers bond underwritings and lawsuits incidental to its securities and insurance business. Due to the ongoing nature of the lawsuits, any potential adverse effect on the Company's financial position is undetermined.

13. Related Party Transactions

The Company maintained $595,292 in cash and cash equivalent accounts, including cash on deposit pursuant to Rule 15c3-3 reserve requirements, with ZFNB as of December 31, 2010.

The Company's office space is located primarily in certain ZFNB banking facilities.

13. Related Party Transactions (continued)

The Company reimburses ZFNB for allocated overhead costs and periodic payroll disbursements.

The Company has a line of credit in the amount of $50 million bearing interest at one year LIBOR plus 1.45% (2.6256% at December 31, 2010) with ZFNB, of which $33,902,118 was outstanding at December 31, 2010. The line of credit is secured by the Company's trading securities held at the Depository Trust Company. In addition, Zions Bancorporation pledges collateral to cover any shortfalls in the Company's collateral used to secure the line of credit. The line of credit is renewable on an annual basis.

A fee based on the unused portion of the line of credit with ZFNB is calculated quarterly. The fee is equal to 0.40% of the unused amount based on the average unused balance of the credit facility for the previous quarter.

The Company, with respect to its securities business, has entered into a clearing arrangement with ZFNB.

Included in trading securities owned are medium term notes issued by Zions Bancorporation with a par value of $526,000 and a market value of $536,718.

Ernst & Young LLP
178 South Rio Grande Street
Suite 400
Salt Lake City, Utah 84101
Tel: 801 350 3300
Fax: 801 350 3456

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Zions Direct, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Zions Direct, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No findings were noted.

2. Compared the amounts reported on client schedules derived from the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.

   No findings were noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings were noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   Because no overpayment exists, this step is not applicable.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2011